Filed Pursuant to Rule 433

Registration No. 333-159466

AMERICAN BAR ASSOCIATION MEMBERS/STATE STREET COLLECTIVE TRUST

Free Writing Prospectus Dated January 6, 2010

Relating to Prospectus Dated July 2, 2009

The American Bar Association Members/State Street Collective Trust (the “Collective Trust”) has filed a registration statement (including the prospectus dated July 2, 2009) and related free writing prospectuses (collectively, the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Collective Trust has filed with the SEC for more complete information about the Collective Trust and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the Prospectus, as supplemented, from State Street Bank and Trust Company of New Hampshire, the trustee of the Collective Trust, by calling toll free (800) 348-2272 or at www.abaretirement.com.

Release Date: 09-30-2009
2010 Retirement Date Fund

Benchmark	Category
Blended Benchmark	Target Date 2000-2010

Investment Information

Investment Strategy

The 2010 Retirement Date Fund invests in a combination of U.S. stocks, non-U.S. stocks, bonds, and stable value or cash-equivalent investments, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On a regular basis, as often as annually, the 2010 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2015, the year that is five years after the 2010 target retirement date. Over time, the stock allocation decreases and the bond and stable value allocations increase. By the year 2015, the 2010 Retirement Date will be (and will remain) invested in its most conservative mix of stable value, bond and stock investments, comparable to that of the Lifetime Income Retirement Date Fund.

Fees and Expenses as of 09-30-09
Total Expense Ratio	1.01%
Sales Charge	0.00%
12b-1 Fee	0.00%

Operations and Management

Fund Inception Date	08-08-06
Trustee	State Street Bank NH
Subadvisor	State Street Global Advisors

Volatility Analysis

In the past, this investment has shown a relatively small range of price fluctuations relative to other investments.

Best 3 Month Return	Worst 3 Month Return
14.36%	-16.92%
(Mar '09 - May '09)	(Sep '08 - Nov '08)

Notes

This fund was introduced in August 2006, so only three years' worth of investment performance is available. The blended benchmark includes some or all of the Ryan Labs Three Year GIC Index, Barclays Capital U.S. Aggregate Bond Index, Barclays Capital U.S. Long Government Bond Index, Barclays Capital U.S. Treasury Inflation Protected Securities Index, S&P 500 Index, S&P MidCap Index, Russell 2000 Index and Morgan Stanley Capital International All-Country World Ex-U.S. Index. The 2010 Retirement Date Fund's allocation is approximately at 0 years until retirement on the graph shown above. For more information on this fund, please refer to the prospectus and the disclosure page. This fund participates in securities lending. See the prospectus for risks related to securities lending.

Allocation of Stocks and Bonds

Performance

Performance Disclosure: The performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate; thus an investor's shares, when redeemed, may be worth more or less than their original cost.

Current performance may be lower or higher than return data quoted herein. For more current information including month-end performance, please call (800) 348-2272 or visit www.abaretirement.com. Please refer to the performance section of the disclosure page for more information.

Hypothetical Growth of $10,000 start date 08-31-06	09-30-09
Fund	$10,300
Benchmark	$10,605

Portfolio Analysis

©2009 Morningstar, Inc., Morningstar Investment Profiles™ 312-696-6000. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of information. Past performance is no guarantee of future performance. Visit our investment website at www.morningstar.com.	Page 1 of 3

Disclosure

You should consider the investment objectives, risks, charges and expenses of the investment options carefully before investing. Certain units of the collective investment funds offered under the Collective Trust that serve as investment options under the Program (each, a “Fund” and collectively, the “Funds”) are exempt from securities registration. In those instances, the Program Prospectus serves as the Program disclosure document. Please refer to the most recent Program Prospectus for such information. For a copy of the Prospectus with more complete information, including charges and expenses associated with the Program, or to speak with a Plan Consultant, call (800) 826-8901, visit www.abaretirement.com or write to: ABA Retirement Funds, P.O. Box 5142, Boston, MA 02206-5142. Please read the information carefully before investing. For e-mail inquiries contact: abaretirement@us.ing.com.

Performance

Total return reflects performance after adjustment for fees and expenses. Each Fund’s performance is compared with that of a comparable market index or other benchmark. The market index or benchmark is a portfolio of specified securities and the benchmark may not reflect any initial or ongoing expenses. A Fund’s portfolio may differ significantly from the securities that comprise the benchmark. The past performance of a Fund or benchmark is no guarantee of future performance.

Best and Worst 3 Month Performance

Morningstar calculates best and worst 3-month period (in percentage terms) in-house on a monthly basis.

Best 3-month Period: The highest total return a Fund has posted in a consecutive three-month period over the trailing 15 years, or if a Fund does not have 15 years of history, since the Fund’s inception date.

Worst 3-month Period: The lowest total return the Fund has posted in a consecutive three-month period over the trailing 15 years, or if a Fund does not have 15 years of history, since the Fund’s inception date. The past performance of a Fund is no guarantee of future performance.

Growth of $10,000

Growth of $10,000 shows a Fund’s performance based on how $10,000 invested in the Fund would have grown over time. The growth of $10,000 begins at the date of the Fund’s inception, or the first year listed, whichever is applicable. Located along with the Fund’s performance is information that represents the growth of $10,000 at the rate of the record of an index or other benchmark for that same period of time. The inclusion of the information on the index or benchmark allows investors to compare the performance of the Fund with the performance of the index or benchmark. The past performance of a Fund or benchmark is no guarantee of future performance.

Morningstar Style Box™

The Morningstar Style Box reveals a Fund’s investment strategy. For equity funds and fixed-income funds, respectively, the vertical axis shows the average market capitalization of the stocks owned or the average credit quality of the bonds owned. The horizontal axis shows investment style (value, blend, or growth) or interest rate sensitivity as measured by a bond’s duration (short, intermediate or long). Duration is a measure of interest-rate sensitivity - the longer a Fund’s duration, the more sensitive the Fund is to shifts in interest rates. The Style Boxes are qualified by the information set forth in the Program Prospectus relating to a fund. Please refer to the strategy, investment guidelines and restrictions and risk factors of a fund as set forth in the Program Prospectus. The “Summary of Funds” chart contained in the Program Prospectus also provides additional information on a fund’s risk to principal, estimated maturity or duration, primary source of potential return and volatility of return, as applicable.

Fees and Expenses

Reflects the annualized expense ratio of a Fund based on total assets of the Program as of the date of the fund profile and utilizing fee rates in effect as of the date of the fund profile. All performance is reported net of these charges. The asset-based fees charged against the Funds accrue daily and vary in amount to some degree depending on the total assets of the Program. Please refer to the Program Prospectus for a detailed breakdown of fees and expenses.

Risks

As with any investment, you could lose money on your investment. The unit value of each Fund normally changes daily based on changes in the value of the securities that the Fund holds. The investment strategies that the investment advisors use may not produce the intended results. For detailed information about these risks, please refer to the Program Prospectus.

The funds offered under the Collective Trust are not mutual funds and are not registered as investment companies under the Investment Company Act of 1940 and, therefore, are not subject to compliance with the requirements of such act or the protections afforded thereunder. In addition, Units of the funds are not deposits of or obligations of, or guaranteed or endorsed by, State Street Bank and Trust Company, State Street Global Advisors, State Street, or its affiliates, are not insured by the Federal Deposit Insurance Corp., the Federal Reserve Board, or any other agency, and involve risks including the possible loss of principal. Please review the Program Prospectus for complete information regarding the funds and the Program, including fees and expenses. The attached Glossary contains definitions of, and additional information with respect to, the terms used herein and is an integral part hereof.

Glossary of Terms

Benchmark: An index or other standard against which an investment’s performance is measured. A large capitalization U.S. stock fund’s returns, for instance, are often compared with those of the S&P 500 index.

Capital appreciation: An increase in the share price of a security. This is one of the two primary sources of an investor’s total return. The other primary source is income.

Composition: A portfolio’s composition will tell you something about its risk level. Funds that hold a large percentage of assets in cash usually carry less risk because not all of their holdings are as exposed to market movements. We use a pie chart to help you see how much of your investment consists of stocks, bonds, or cash. We also show how much of your investment is held in foreign stocks.

Coupon: A bond coupon refers to the periodic interest payments that a bond holder receives for purchasing a bond.

Credit analysis: For corporate-bond and municipal bond funds, credit analysis projects the quality of the domestic U.S. and non-U.S. bonds in the fund’s portfolio. Credit quality can influence the returns of portfolios that invest heavily in bonds. The Credit Analysis graph shows the percentage of Fund assets that is invested in securities rated in each of the major credit ratings, as determined by Standard & Poor’s or Moody’s (which are major rating agencies). At the top of the ratings are AAA bonds. Bonds within a BBB rating are in the lowest category that is still considered to be of investment grade. Bonds that are rated at or lower than BB (often called junk bonds or high-yield bonds) are considered to be quite speculative and are more risky than higher-rated credits. Any bonds that appear in the NR/NA category are either not rated by Standard & Poor’s or Moody’s or did not have a rating available.

Duration: A measure of the sensitivity of the price (the value of principal) of a fixed-income investment to a change in interest rates. Duration is expressed as a number of years. Rising interest rates mean falling bond prices, while declining interest rates mean rising bond prices. The bigger the duration number, the greater the interest-rate risk or reward for bond prices.

Equity: Another term for stock, which is issued by a corporation and generally trades on an exchange.

Expense ratio: Reflects the annualized expense ratio of a Fund based on total assets of the Program as of the date of the Fund profile and utilizing fee rates in effect as of the date of the Fund profile. All performance is reported net of these charges. The asset-based fees charged against the Funds accrue daily and vary in amount to some degree depending on the total assets of the Program. Please refer to the Program Prospectus for a detailed breakdown of fees and expenses.

Growth: There are two common uses of the word growth in the investment industry. In one sense, growth refers to an increase in a firm’s profits or sales. In the other sense, growth refers to a style of investing in which managers seek firms with rapidly increasing profits or sales, often paying less attention to the prices they pay for such stocks.

Income: Payment to an investor of a dividend on a stock or of interest on a bond. Income is one of the two primary sources of total return, the other being capital appreciation.

Index: As a noun, index refers to a benchmark, such as the S&P 500 Index, that is used to assess a fund’s performance. As a verb, it refers to the practice of buying and holding the securities that comprise an index, or securities that are representative of an index. However, it is not possible to invest directly in an index.

Interest-rate risk: Interest-rate risk represents vulnerability to changes to interest rates. When interest rates rise, the prices of bonds and other income-oriented securities tend to fall. The longer the duration for a bond or fund, the greater its interest-rate risk.

Market capitalization: The value of a company based on the current selling price of its stock and the number of shares it has issued. Market capitalization equals the number of shares outstanding multiplied by the share price.

Market risk: The risk posed by general movements in the

©2009 Morningstar, Inc., Morningstar Investment Profiles™ 312-696-6000. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of information. Past performance is no guarantee of future performance. Visit our investment website at www.morningstar.com.	Page 2 of 3

Disclosure

stock or bond market. Investments that are most sensitive to movements in these markets (as measured by r-squared and beta) are considered to have the greatest market risk, while investments that are least sensitive to movements in these markets are considered to have the least market risk.

Maturity: Maturity measures the average time period (in years) from a given date to the date on which the bonds in a fund’s portfolio are due to be paid. A longer maturity indicates higher sensitivity to interest rate fluctuations.

Net Asset Value (NAV): A fund’s price per unit value. The per unit dollar value of the fund is calculated by dividing the total assets of all the holdings in its portfolio, less any liabilities, by the number of fund units outstanding.

Objective: Indicates a particular fund’s investment goals, described in the fund’s or program’s prospectus/disclosure document.

Principal: The face value of a bond that its owner is owed at maturity. The term also refers to the amount invested in a fund or security, independent of any earnings or losses on the investment.

Real Estate Investment Trusts (REITs): A company that invests in multiple real-estate properties. REITs generally trade on major stock exchanges, and are held by many mutual funds.

Regional exposure: The percentage of assets a fund has invested in various regions of the world. Regional exposure is an important determinant of the return of world and foreign funds.

Sector weightings: Morningstar determines how much of each investment is held in each of the 10 major industrial sectors, which are listed on the Fund Profile page in order from those perceived to be least risky (utilities) to most risky (technology). For domestic-stock funds, sector weightings provide another means of understanding the relative riskiness of different investment strategies. If a fund’s sector allocation is similar to the overall market (as measured by the S&P 500 index) then the fund manager is likely following a more conservative style. If management heavily overweights or underweights individual sectors, then the fund’s strategy typically takes on more risk.

Security: This term can refer to any financial asset, including stocks, bonds, and some derivative issues which offers evidence of debt or equity.

Standard Deviation: A statistical measure of the volatility of a fund’s returns.

Top holdings: A fund’s top holdings show which securities (stocks or bonds) are held in the largest concentration and thus can be expected to have the most influence on the fund’s returns. The percentage of assets each holding represents of the portfolio provides an indication of the fund’s level of risk. For example, for an actively-managed equity fund, more conservative managers or sub-advisors will usually devote no more than 3% to 4% of the fund’s total assets to their favorite stocks, while more aggressive managers or sub-advisors may allocate 7%, 8%, or an even greater percentage of assets to their top picks. The total weighting of the top five holdings is also a measure of a manager’s and/or sub-advisor’s risk tolerance. Those who restrict the total amount of the top five holdings to 15% of assets or less are generally more conservative, while those who devote more than 25% may be considered more aggressive.

Total return: The combined profits of a fund, including undistributed capital gains, capital appreciation, distributed capital gains, and ordinary income.

Volatility Measure: The volatility measure shows where the fund ranks relative to all mutual funds with similar holdings. Various events, factors and conditions could materially affect performance and could materially change the volatility, risk and investment return characteristics of a fund. Please refer to the strategy, investment guidelines and restrictions, and risk factors of a fund as set forth in the Program Prospectus. The “Summary of Funds” chart contained in the Program Prospectus also provides additional information on a fund’s risk to principal, estimated maturity or duration, primary source of potential return and volatility of return, as applicable.

Low: In the past, a fund with a low volatility measure has shown a smaller range of price fluctuations relative to other funds within the category. Consequently, a fund so measured may appeal to investors looking for a more conservative investment strategy.

Moderate: In the past, a fund with moderate volatility has shown a relatively moderate range of price fluctuations relative to other funds within the category. The fund may experience larger or smaller price declines or price increases depending on market conditions.

High: In the past, a fund with high volatility has shown a wide range of price fluctuations relative to other funds within the category. The fund may experience significant price increases in favorable markets or be prone to undergo larger price declines in adverse markets.

The volatility measure is not displayed for funds with fewer than three years of history.

C09-1123-029 (11/09)

©2009 Morningstar, Inc., Morningstar Investment Profiles™ 312-696-6000. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of information. Past performance is no guarantee of future performance. Visit our investment website at www.morningstar.com.	Page 3 of 3